UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

PRESS RELEASE

ARCADIS ACQUIRES WATER SPECIALIST ALKYON

ARNHEM, THE NETHERLANDS, July 2, 2007 — ARCADIS (EURONEXT: ARCAD) the international consultancy and engineering company, today announced that it has acquired Alkyon, a Dutch-based water company that provides consultancy services in the international water market. Alkyon, based in Marknesse, the Netherlands, produces annual revenues of approximately € 4.5 million with a total of 45 employees. The company will be combined with the existing water activities of ARCADIS in the Netherlands. Further financial details were not disclosed.

Alkyon is a specialist company in the area of water management. The company provides high level technical services in the area of coastal and river management, flood protection, the design of delta’s and harbor areas and the realization of water works. Clients of Alkyon include governments and (port) authorities in the Netherlands and abroad.

Michiel Jaski, member of the Executive Board of ARCADIS about this acquisition: “As a result of the climate change issue, demand for water management services is expected to show a strong increase. The acquisition of Alkyon represents an important strengthening of our position in this international market. The existing strategic cooperation with Alkyon, such as in the project for flood management in New Orleans, becomes more permanent with this step. Alkyon has extensive experience in working abroad and thus strengthens the international water network of ARCADIS.”

Jan van Overeem, director of Alkyon said: “This step allows us to benefit from the extensive client roster of ARCADIS, at the same time broadening the scope for our know-how and service range. As a result, we strengthen our combined position.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and over €1.2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten at ARCADIS at +31-26-3778604 or e-mail at j.slooten@arcadis.nl.

Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: July 4, 2007	By:	/s/ B.A. van der Klift
Member Executive Board